Exhibit 99.1

Draganfly Announces Meeting Results and Appointment of New Board Member Kim G C Moody

Saskatoon, SK, July 19, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), a leader in drone technology and unmanned aerial vehicle (UAV) solutions, is pleased to announce that at the annual general meeting held in Vancouver, British Columbia, Canada on July 18, 2024 (the “Meeting”), holders of common shares of Draganfly: (i) fixed the number of directors to be elected at the Meeting at six, (ii) elected Cameron Chell, Scott Larson, Denis Silva, Olen Aasen, Julie Myers Wood and Kim G C Moody to Draganfly’s Board of Directors (the “Board); and (iii) appointed Dale Matheson Carr-Hilton Labonte LLP, as Draganfly’s auditors.

The detailed results of the vote for the election of directors held at the Meeting are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Cameron Chell	15,079,810.08	96.98%	882,618.60	3.02%
Scott Larson	15,037,102.25	96.70%	512,364.43	3.30%
Denis Silva	14,982,753.25	96.36%	566,713.43	3.64%
Olen Aasen	15,094,846.25	97.08%	454,620.43	2.92%
Julie Myers Wood	15,068,634.73	96.91%	480,831.95	3.09%
Kim Moody	15,032,003.73	96.67%	517,462.95	3.33%

Further disclosure on the matters approved at the Meeting can be found in the Management Information Circular dated June 3, 2024, and the Report of Voting Results for the Meeting each available on SEDAR+ at www.sedarplus.ca.

Director and Management Updates

Draganfly is pleased to welcome Kim G C Moody as a new Director of the Company.

“I am thrilled to announce the appointment of Kim G C Moody as our new Director. He brings a wealth of knowledge and a fresh perspective that will be invaluable as we continue to drive innovation and growth.” Draganfly CEO Cameron Chell commented.

Mr. Moody is a Chartered Accountant, Registered Trust and Estate Practitioner and a US/Canada tax specialist and is the founder of, Moodys Private Client Law LLP / Moodys Private Client LLP and Moodys Tax (a division of Moodys Private Client Law LLP). Mr. Moody is a past Chair of The Canadian Tax Foundation and a past co-Chair of The Joint Committee on Taxation of the Canadian Bar Association and CPA Canada. Mr. Moody is also a former Chair and Former Deputy Chair of the Board, Former Treasurer, as well as Former Chair of the Technical Committee for the Society of Trust and Estate Practitioners of Canada. Additionally, he was the recipient of the Queen Elizabeth II Diamond Jubilee Medal (2012), the Business in Calgary 2012 Leader of Tomorrow Award, and in 2013 was conferred the Fellow of the Chartered Accountants of Alberta designation.

Draganfly is pleased to announce that Scott Larson has been appointed as Interim Chair of the Board of Directors. Mr. Larson currently serves as the chair of the compensation committee, and he brings over 20 years of combined corporate finance, technology development and entrepreneurial experience to the Board.

The Company is also pleased to announce the appointment of Olen Aasen as Lead Independent Director. Mr. Aasen serves as a member of the compensation committee, and as chair of the nominating and corporate governance and audit committees of the Board. Mr. Aasen brings over 17 years of experience as a practicing lawyer and in various corporate governance roles.

“I, along with the rest of the Draganfly team, want to extend our heartfelt gratitude to departing directors John Mitnick and Andy Card for their exceptional service and commitment to the organization. Over the years, they have played a crucial role in shaping our mission and guiding our strategic initiatives. Their dedication, insights, and leadership have made a lasting impact on our organization as a whole,” said Cameron Chell.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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Media Contact

Erika Racicot

Email: erika@businessinstincts.com

Company Contact

Email: info@draganfly.com